NOTICE OF ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS OF

INTERNATIONAL KRL RESOURCES CORP.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of International KRL Resources Corp. (hereinafter called the “Company”), will be held at Miller Thomson LLP at 1100 – 840 Howe Street, in the City of Vancouver, Province of British Columbia, on the 16th day of November, 2007, at the hour of 2:00 PM. (local time) for the purpose of:

1.	Receiving and considering the Financial Statements of the Company and the Auditors’ Report thereon.

2.	Fixing the number of directors.

3.	Electing Directors for the ensuing year.

4.	Appointing Auditors for the ensuing year.

5.	Approving an Incentive Share Option Plan.

6.	Transacting such other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of Proxy and to return it to Computershare Trust Company, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, not less than 48 hours (exclusive of Saturdays and Holidays) before the Meeting.

DATED at Vancouver, British Columbia, this 18th day of October, 2007

BY ORDER OF THE BOARD

“Seamus Young”
Seamus Young, President and CEO